--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER:       3235-0287
    LONGER SUBJECT TO                                                                                   EXPIRES: JANUARY 31, 2005
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    CONTINUE.  SEE                       Section 30(h) of the Investment Company Act of 1940           -----------------------------
    INSTRUCTION 1(b).
(Print or Type Responses)
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1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
   MOSELEY IV     FREDERICK         S.          ALLIED HEALTHCARE INTERNATIONAL INC. (F/K/A     X   Director             10% Owner
                                                TRANSWORLD HEALTHCARE, INC.) ("ADH")           ----                 ----
---------------------------------------------------------------------------------------------       Officer (give        Other
    (Last)        (First)        (Middle)    3. I.R.S. Identification   4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Day/Year                    below)       below)
    c/o TRIUMPH CAPITAL GROUP, INC.             Person, if an entity                           -----------------  ------------------
      28 STATE STREET, 37TH FLOOR               (voluntary)                DECEMBER 10, 2002
--------------------------------------------                            --------------------- 7. Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,          (Check Applicable Line)
                                                                           Date of Original   _X_Form filed by One Reporting Person
                                                                           (Month/Day/Year)   ___Form filed by More than One
    BOSTON         MA               02109                                                        Reporting Person
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    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of   2. Trans-  2A. Deemed     3. Trans-     4. Securities Acquired (A)      5. Amount of      6. Owner-     7. Nature
   Security      action      Execution     action        or Disposed of (D)              Securities        ship          of In-
   (Instr. 3)    Date        Date,         Code          (Instr. 3, 4 and 5)             Beneficially      Form:         direct
                             if any        (Instr. 8)                                    Owned Follow-     Direct        Bene-
                 (Month/     (Month/                                                     ing Reported      (D) or        ficial
                 Day/        Day/          ------------------------------------------    Transaction(s)    Indirect      Owner-
                 Year)       Year)                                   (A) or              (Instr. 3         (I)           ship
                                           Code    V       Amount    (D)     Price        and 4)           (Instr. 4)    (Instr. 4)

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 COMMON STOCK    12/6/02                   J(2)           863,870     A     $9.03(2)     1,163,870(1)(2)        I        BY GENERAL
                                                                                                                         PARTNERSHIP
                                                                                                                           (1)(2)
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FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security     2. Conver-   3. Trans-   3A. Deemed   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action       Execution   tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date         Date,       (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/       if any                    posed of (D)             (Month/Day/
                                       Deriv-       Day/         (Month/                   (Instr. 3, 4, and 5)     Year)
                                       ative        Year)        Day/
                                       Security                  Year)


                                                                          --------------------------------------  ----------------
                                                                                                                  Date     Expira-
                                                                                                                  Exer-    tion
                                                                           Code    V        (A)        (D)        cisable  Date

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  SERIES A                             1-FOR-1     7/25/02                                                        7/25/02  12/17/08
 CONVERTIBLE
  PREFERRED
  STOCK (1)
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  RIGHT TO                             $0.00(2)    12/6/02                 J(2)                      863,870      7/25/02    NONE
FUNDING NOTE                                                                                         (1)(2)
    (2)
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7. Title and Amount of          8. Price of      9. Number of     10. Ownership     11. Nature of
   Underlying Securities           Derivative       Derivative        Form of           Indirect
   (Instr. 3 and 4)                Security         Securities        Derivative        Beneficial
                                   (Instr. 5)       Beneficially      Securities:       Ownership
                                                    Owned             Direct (D) or     (Instr. 4)
                                                    Following         Indirect (I)
                                                    Reported          (Instr. 4)
                                                    Transaction(s)
   -----------------------                          (Instr. 4)
   Title         Amount or
                 Number of
                 Shares

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  COMMON         6,627,200          1-FOR-1           6,627,200             I          BY GENERAL
  STOCK             (1)                                  (1)                           PARTNERSHIP
                                                                                           (1)
--------------------------------------------------------------------------------------------------
  COMMON       863,870(1)(2)                              0
  STOCK
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Explanation of Responses:

(1) THE REPORTING PERSON IS A SHAREHOLDER OF THE CORPORATIONS THAT ARE THE DIRECT OR INDIRECT GENERAL
    PARTNERS OF PARTNERSHIPS THAT BENEFICIALLY OWN THE REPORTED SECURITIES. THE REPORTING PERSON
    DISCLAIMS BENEFICIAL OWNERSHIP OF THE REPORTED SECURITIES, EXCEPT TO THE EXTENT OF HIS PECUNIARY
    INTEREST THEREIN, WHICH IS INDETERMINATE, AND THIS REPORT SHALL NOT BE DEEMED AN ADMISSION THAT
    THE REPORTING PERSON IS THE BENEFICIAL OWNER OF THE SECURITIES FOR PURPOSES OF SECTION 16 OR ANY
    OTHER PURPOSE.

(2) THE REPORTING PERSON IS DEEMED TO HAVE ACQUIRED SHARES OF COMMON STOCK OF ALLIED HEALTHCARE
    INTERNATIONAL, INC. ("ALLIED") RESULTING FROM THE ISSUANCE OF FUNDING NOTES BY ALLIED HEALTHCARE
    GROUP LIMITED ("AHG"), A U.K. SUBSIDIARY OF ALLIED, DUE IN SATISFACTION OF (POUND)4,953,383 OF
    ACCRUED AND UNPAID INTEREST IN KIND ON CERTAIN SENIOR SUBORDINATED PROMISSORY NOTES ISSUED BY AHG TO
    A SUBSIDIARY OF PARTNERSHIPS THAT BENEFICIALLY OWN THE REPORTED SECURITIES AND THE EXCHANGE BY THAT
    SUBSIDIARY OF THE FUNDING NOTES FOR COMMON STOCK OF ALLIED. EACH FUNDING NOTE WAS EXCHANGEABLE FOR
    SHARES OF COMMON STOCK OF ALLIED AT THE RATIO OF 0.3488 SHARES FOR EVERY (POUND)2.00 OF FUNDING NOTES.
    IN ACCORDANCE WITH THE FOREGOING, THE FUNDING NOTES WERE EXCHANGED FOR 863,870 SHARES OF COMMON STOCK
    OF ALLIED ON DECEMBER 6, 2002, RESULTING IN A PURCHASE PRICE OF $9.03 PER SHARE OF COMMON STOCK.


                                                                                 /s/ Frederick S. Moseley IV           12/10/02
                                                                               ----------------------------------   --------------
                                                                                By:  Frederick S. Moseley IV        Date: 12/10/02

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

    * If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).

   ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, SEE Instruction 6 for procedure.

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